UnionBanc
Investment Services

800 N. Brand Blvd., 16th Floor, Glendale, CA 91203
P.O. Box 513100, Los Angeles, CA 90051-1100

UnionBanc Investment Services, LLC's Exemption Report

We as members of management of UnionBanc Investment Services, LLC, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3 k 2 (ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 204.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k 2 (ii) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2015 to December 31, 2015 except as described below:

Approximate Date	Nature
1/13/2015	Processing error by registered representative.
1/15/2015	Processing error by registered representative.
1/21/2015	Processing error by registered representative.
2/5/2015	Processing error by registered representative.
2/23/2015	Registered representative experienced mobile remote deposit technical issues.
3/2/2015	Processing error by registered representative.
3/3/2015	Processing error by registered representative.

3/5/2015	Registered representative experienced mobile remote deposit technical issues as well as processing error by registered representative.
3/11/2015	Registered representative experienced mobile remote deposit technical issues.
3/12/2015	Registered representative experienced mobile remote deposit technical issues as well as processing error by registered representative.
3/26/2015	Registered representative experienced mobile remote deposit technical issues.
4/1/2015	Registered representative experienced mobile remote deposit technical issues.
4/1/2015	Processing error by registered representative.
4/15/2015	Processing error by registered representative.
4/20/2015	Registered representative experienced mobile remote deposit technical issues.

4/20/2015	Registered representative experienced mobile remote deposit technical issues.
4/21/2015	Processing error by registered representative.
4/21/2015	Processing error by registered representative.
5/1/2015	Processing error by registered representative.
5/1/2015	Processing error by registered representative.
5/5/2015	Processing error by registered representative.
5/15/2015	Processing error by registered representative.
5/18/2015	Processing error by registered representative.
6/1/2015	Processing error by registered representative.
6/2/2015	Processing error by registered representative.
6/8/2015	Registered representative experienced mobile remote deposit technical issues.
7/10/2015	Processing error by registered representative.
7/15/2015	Processing error by registered representative.

8/5/2015	Processing error by registered representative.
8/17/2015	Processing error by registered representative.
8/25/2015	Registered representative experienced mobile remote deposit technical issues.
9/10/2015	Processing error by registered representative.
10/7/2015	Processing error by registered representative.
10/12/2015	Processing error by registered representative.
11/2/2015	Processing error by registered representative.
11/3/2015	Processing error by registered representative.
11/5/2015	Processing error by registered representative.
11/6/2015	Processing error by registered representative.
11/16/2015	Home Office Processing error
11/17/2015	Processing error by registered representative.
11/20/2015	Home Office Processing error
12/1/2015	Processing error by registered representative.

12/1/2015	Processing error by registered representative.
12/1/2015	Processing error by registered representative.
12/8/2015	Processing error by registered representative.
12/7/2015	Processing error by registered representative.
12/11/2015	Registered representative experienced mobile remote deposit technical issues as well as processing error by registered representative.
12/10/2015	Processing error by registered representative.
12/15/2015	Registered representative experienced mobile remote deposit technical issues as well as processing error by registered representative.
12/28/2015	Processing error by registered representative.



Daniel Caneva
Interim Chief Financial Officer

February 24, 2016



Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
MUFG Americas Holdings Corporation

To the Board of Directors and Member of
UnionBanc Investment Services, LLC:

We have reviewed management's statements, included in the accompanying UnionBanc Investment Services, LLC's Exemption Report, in which (1) UnionBanc Investment Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 24, 2016

Member of
Deloitte Touche Tohmatsu Limited